As filed with the Securities and Exchange Commission on June 29, 2007.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

AEGON USA, INC. PROFIT SHARING PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

2591 TV The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the AEGON USA, Inc. Profit Sharing Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AEGON USA, Inc. Profit Sharing Plan

Year Ended December 31, 2006

With Report of Independent Registered Public Accounting Firm

AEGON USA, Inc. Profit Sharing Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON USA, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the AEGON USA, Inc. Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AEGON USA, Inc. Profit Sharing Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa

June 17, 2007

AEGON USA, Inc. Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value	$1,182,203,141	$1,073,412,615

Net assets available for benefits	$1,182,203,141	$1,073,412,615

See accompanying notes.

AEGON USA, Inc. Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Changes in net assets attributed to:
Investment income:
Interest and dividends	$15,076,462
Net realized and change in unrealized appreciation in fair values of investments	103,639,052

118,715,514
Contributions:
Employer	18,890,366
Participants	47,058,729

65,949,095
Transfers of net assets from other plans	4,139,985

Total changes attributed to investment income, contributions, and transfers	188,804,594

Benefits paid to participants	80,014,068

Net increase	108,790,526

Net assets available for benefits at beginning of year	1,073,412,615

Net assets available for benefits at end of year	$1,182,203,141

See accompanying notes.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2006

1. Description of Plan

The following description of the AEGON USA, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code) of AEGON USA, Inc. (the Company). The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Transfers of Net Assets From Other Plans

Participants may generally contribute up to 25% of pretax annual compensation to the Plan, subject to certain limits. Subject to the consent of the Plan Administrator, participants may also roll over amounts representing distributions from other qualified defined benefit or contribution plans. Participants may direct the investment of their contributions into any of the Plan’s fund options.

The employer matches 100% of participant pre-tax contributions up to 3% of their eligible compensation.

The Plan accepts transfers of net assets from other plans at fair value as of the date of transfer.

Plan Amendments

The Company adopted amendments to the Plan on October 31, 2005 and January 31, 2006, and subsequently restated the Plan as of January 1, 2006. The amendments include provisions providing for automatic rollovers to individual retirement arrangements, refining the definition of compensation, and the participation of and past service credit for the acquired employees of Westcap Investors, L.L.C.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Eligibility

Each eligible employee may participate in the Plan following completion of six months of employment. Alternatively an employee may participate in the Plan if the employee works at least 1,000 hours during either their initial 12 month period of service or any plan year.

Participant Accounts

Each participant’s account consists of (a) participant pre-tax contributions, (b) employer contributions, (c) rollover contributions, (d) earnings on the investment alternatives, and (e) allocations of forfeitures of former participants’ non-vested accounts prior to 1987.

The Plan allocates employer and participant contributions to participants’ accounts biweekly. The Plan allocates earnings on the investment alternatives to participants’ accounts daily based on their investment in each fund.

Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds.

Vesting

The Plan fully vests participants’ contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $218,070 and $249,593 were used to reduce employer contributions for the years ended December 31, 2006 and 2005, respectively. Nonvested forfeited balances were $119,163 and $29,169 at December 31, 2006 and 2005, respectively.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company may do so at any time subject to the provisions of ERISA and the Internal Revenue Code (the Code). Upon termination of the Plan, each participant becomes fully vested and will receive the appropriate allocation of the Plan’s liquidated assets.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. Participants or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. Effective January 1, 2005, the Plan permits partial distributions of account balances.

New Accounting Standard

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution, health and welfare, and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan invests in the general and separate accounts of Transamerica Financial Life Insurance Company (TFLIC), an affiliate of the Company within the meaning of Sections 414(b) and 414(c) of the Code. The separate accounts of TFLIC are valued at fair value, as reported by TFLIC. The fair value of the units owned by the Plan in the TFLIC general account is based on fair value of the underlying investments as determined by the fund sponsor. The TFLIC general account fair value represents contributions made to the fund, plus interest accrued at the fund rate, less funds used to purchase annuities or pay benefits to participants. Funds under the contract that have been allocated and applied to purchase annuities are excluded from the Plan’s assets. Purchased annuities are contracts under which the insurance company is obligated to pay benefits to named participants or their beneficiaries.

The TFLIC separate accounts, Diversified Investment Advisors (DIA) collective trust, and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds, and high quality short to intermediate term debt securities, quoted at market prices, as determined as of the close of the New York Stock Exchange on the valuation date. The Plan values the TFLIC separate accounts, DIA collective trust, and AEGON N.V. common stock fund at the unit value of each fund.

The Plan reports the marketable securities in the Personal Choice Retirement Account, which include common stocks, mutual funds, bonds, and money market funds at fair value.

The Plan values participant loans at their unpaid principal balance, which is approximately fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31
	2006	2005
General account of TFLIC:
Stable Fund	$307,347,182	$298,085,164
Separate accounts of TFLIC:
Equity Growth Fund	119,671,720	126,645,337
International Equity	66,266,565	*
Value Income Fund	93,680,757	73,281,150
Shares of Diversified Investment Advisors Collective Trust – Stock Index Fund	128,036,447	116,795,420
AEGON N.V. Common Stock	149,864,246	137,735,930

*	Balance does not represent 5% or more of the Plan assets.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $103,639,052 as follows:

Separate accounts/collective trust	$75,377,793
Common stock/mutual funds	28,261,259

$103,639,052

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

4. Investment Contract With Insurance Company

The Plan has a benefit-responsive investment contract with TFLIC. TFLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Quarterly, TFLIC declares an interest rate for the TFLIC general account that applies to contributions received during the quarter. TFLIC guarantees the interest rate until the end of the year. The average yields for the TFLIC general account is as follows:

	2006	2005
Based on actual earnings	4.53%	4.65%
Based on interest rates credited to participants	5.00	4.25

5. Participant Loans Receivable

The Plan provides for loans to active participants. The Plan treats loans as a participant’s directed investment of the participant’s account. The loan is a trust investment, but only the borrowing participant’s account shares in the interest paid on the loan and bears any expense or loss incurred because of the loan. The loans bear interest at rates established by the Trustees. Effective January 1, 2005, participants may have only two loans outstanding at the same time. The Plan grandfathered participants who had more than two loans outstanding at the same time.

6. Transactions With Parties in Interest

In addition to the transactions discussed in Notes 2 and 3, the Company and its affiliate, Diversified Investment Advisors, provides all administrative services at no charge to the Plan. The Company does not determine the cost of such services.

AEGON USA, Inc. Profit Sharing Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a favorable Determination Letter from the Internal Revenue Service (IRS) dated October 28, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Code requires the Plan to operate in conformity with the Code to maintain its tax-qualified status. The Company believes the Plan operates in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

AEGON USA, Inc. Profit Sharing Plan

E.I.N. #42-1310237             Plan #003

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/Principal	Cost**	Current Value
Unallocated insurance contract – general account
Transamerica Financial Life Insurance Company*	Deposits in unallocated contracts in general account of insurance company – Stable Fund		$307,347,182

Separate accounts of insurance company
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Mid Cap Value Fund		33,045,346
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Equity Growth Fund		119,671,720
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Core Bond Fund		33,104,782
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Value and Income Fund		93,680,757
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – International Equity Fund		66,266,565
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – High Quality Bond Fund		15,755,404
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Special Equity Fund		52,088,968
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Growth and Income Fund		39,399,931
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Short Horizon Strategic Allocation Fund		6,414,123
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Short/ Intermediate Horizon Strategic Allocation Fund		4,055,756

AEGON USA, Inc. Profit Sharing Plan

E.I.N. #42-1310237             Plan #003

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/Principal	Cost**	Current Value
Separate accounts of insurance company (continued)
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Intermediate Horizon Strategic Allocation Fund		$26,244,942
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Intermediate/ Long Horizon Strategic Allocation Fund		20,367,964
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Long Horizon Strategic Allocation Fund		12,526,611
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – High Yield Bond Fund		11,899,013
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Aggressive Equity Fund		12,922,904

Total separate accounts of insurance company			547,444,786

Diversified Investment Advisors Collective Trust*	Shares of collective trust – Stock Index Fund		128,036,447

Common stocks
AEGON N.V. Common Stock:
AEGON N.V.*	7,747,658 shares of common stock		149,864,246
Personal Choice Retirement Account			25,262,167

Participant loans receivable	Loans to participants with maturities of 5 years and interest rates ranging from 4% to 14.42%		24,248,313

Total investments			$1,182,203,141

*	Indicates party in interest to the Plan.
**	Not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA INC. PROFIT SHARING PLAN

By:	/s/ Brenda Clancy
Name:	Brenda K. Clancy
Title:	Executive Vice President
Chief Operating Officer
AEGON USA, Inc.

June 29, 2007